Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 3088900 Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

Mazor Robotics Receives Purchase Order from Aventura Hospital and
Medical Center in Miami-Dade County

Represents Third Purchase Order for Renaissance® to Date in the 2016 Second Quarter

CAESAREA, Israel – May 26, 2016 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a developer of innovative guidance systems and complementary products, announced today another Renaissance Guidance System purchase from an HCA Healthcare affiliate hospital, Aventura Hospital and Medical Center. Aventura Hospital is the seventh HCA facility to purchase a Renaissance system and the third hospital in Miami-Dade County to receive a system in the past six months.

Aventura Hospital and Medical Center is a 407-bed acute care medical/surgery facility providing award winning inpatient and outpatient diagnostic, medical, surgical, cardiovascular and cancer services to the communities of northeast Miami-Dade and southeast Broward counties since 1965.

Today’s announcement was made in accordance with Mazor Robotics’ disclosure policy of announcing system sales that have a significant impact on the business, such as new markets, academic institutions and national accounts.  The Company will announce the total number of system orders for the second quarter in July.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary robotic-based technology and products aimed at redefining the gold standard of quality care. Mazor Robotics Renaissance® Guidance System enables surgeons to conduct spine and brain procedures in a more accurate and secure manner. For more information, please visit www.MazorRobotics.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the Company’s announcement of the total number of system orders for the second quarter in July, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements. These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on May 2, 2016 and in subsequent filings with the SEC. For more details, refer to Mazor's SEC filings. Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.